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SEC Mail Processing Section
MAR 23 2018
Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8-49205

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triton Pacific Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11900 W. Olympic Blvd., Suite 720
(No. and Street)

Los Angeles (City) CA (State) 90064 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Davis
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 W Olympic Blvd., Ste 875 (Address) Los Angeles, (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [x] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triton Pacific Capital, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

MEGAN PAMULA
Comm. # 2220790
NOTARY PUBLIC-CALIFORNIA
Los Angeles County
My Comm. Exp. Nov. 5, 2021

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 20th day of March, 2018, by Megan Pamula Robert EDWARD JR. DAVIS, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

MEGAN PAMULA
COMM. # 2220790
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
MY COMM. EXP. NOV. 5, 2021

(Seal)

Signature

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Triton Pacific Capital, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Triton Pacific Capital, LLC as of December 31, 2017, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules. In my opinion, the financial statements present fairly, in all material respects, the financial position of Triton Pacific Capital, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Triton Pacific Capital, LLC's management. My responsibility is to express an opinion on Triton Pacific Capital, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Triton Pacific Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental information

The financial statement has been subjected to audit procedures performed in conjunction with the audit of Triton Pacific Capital, LLC's financial statements. The supplemental information is the responsibility of Triton Pacific Capital, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the financial statement is fairly stated, in all material respects, in relation to the financial statements as a whole.

Joseph Yafeh, CPA

I have served as Triton Pacific Capital, LLC's auditor since 2007.
Los Angeles, California
February 23, 2018

Triton Pacific Capital, LLC
Statement of Financial Condition
As of December 31, 2017

Assets

Cash and cash equivalents	$ 2,666,498
Securities	808,761
Placement fee receivable	1,301,976
Other assets and deposits	87,149
Furniture, fixtures and equipment	14,955
Security deposit – rent	8,589
Total Assets	$ 4,887,928

Liabilities and Member's Equity

Liabilities	
Accrued expenses	$ 10,287
Total Liabilities	$ 10,287
Member's Equity	$ 4,877,641
Total Liabilities and Member's Equity	$ 4,887,928

CONFIDENTIAL

See accompanying notes to the financial statements.

Note 1 – Organization and Nature of Business

Triton Pacific Capital, LLC (the "Company" or "TPC"), was organized in the State of California on February 28, 1996 as a Limited Liability Company operating as a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company does not hold customer funds and/or securities and is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Agency ("FINRA") and Securities Investors Protection Corporation ("SIPC").

The Company provides private placement capital raising services to clients in the alternative asset sector.

Note 2 -- Significant Accounting Policies

Basis of Presentation – The Company does not hold customer funds and/or securities. The Company currently conducts two types of business as a securities broker-dealer.

- Private placements of securities
- Provides capital raising services to the real estate, private equity, energy, credit and infrastructure sector

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company operates under the ability to maintain a "Special Account for the Exclusive Benefit of Customers". Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Revenue Recognition – The Company is engaged to assist clients in raising capital from institutional investors in a client sponsored investment vehicle. Each investor does their own due diligence and evaluation regarding the investment vehicle and makes their own unilateral decision to invest or not to invest. All such transactions are private placements (Reg. D exempt). The Company is paid its fees over a one to three-year time frame, and the fees are by its clients, not the investor. The Company also receives retainers that are paid monthly or quarterly. To the extent that the fee exceeds the amount of the retainer, the retainer is credited (offset) against the payment of the fee over the term of the fee payment. The Company considers revenue to be generated when the BD satisfies a performance obligation. Revenue is considered earned when evidence of an arrangement exists; the fee is fixed or able to be determinable; performance has occurred; and collectability is reasonably assured. Revenue is recorded when payment is received and deposited. "earns" its fee upon the closing of a legally binding capital commitment from an investor to one of the client sponsored investment vehicles for which the Company was engaged to assist in raising capital.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 -- Significant Accounting Policies (continued)

Income Taxes – The Company, with consent of its Member, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2014 to the present, generally for three years after they are filed.

Depreciation – Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Statement of Changes in Financial Condition – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017

Fair Value Measurements on a Recurring Basis
As of December 31, 2017

Assets	Level 1	Level 2	Level 3	Total
Cash	$2,666,498	-	-	$2,666,498
Securities	$808,761	-	-	$808,761

Note 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2017, the Company had net capital of $3,292,184 which was $3,287,184 in excess of its required net capital requirement of $5,000. The Company's net capital ratio of aggregate indebtedness to net capital was 320.03 to 1.

Note 5 – Income Taxes

For the year ended December 31, 2017, the Company recorded gross receipts tax of $6,000.

Note 6 – Commitments and Contingencies

The Company extended its lease agreement for its Los Angeles office space under a non-cancelable lease which commenced July 1, 2016 and expires June 30, 2019. The Company entered a lease agreement for its New York office under a non-cancelable lease which commenced January 1, 2016 through January 31, 2019.

The future minimum lease expenses are:

2018	274,721
2019	65,978

Note 7 – Exemption from the SEC Rule 15c3-3

The Company holds no customer accounts, cash or any financial assets on behalf of any clients and does not clear transactions on behalf of any clients and thus qualifies for Rule 15c3-3(k)(2)(i) which provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds; deliver all securities received in connection with their broker-dealer activities; does not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuates all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

Note 8 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2017 through February 23, 2018, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Triton Pacific Capital, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2017

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(c)(3).
A statement of financial condition, bound separately,
has been filed with the Securities and Exchange Commission,
simultaneously as a public document.